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February 25, 2019


VIA EDGAR


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644


RE:   Minnesota Life Insurance Company
      Minnesota Life Individual Variable Universal Life Account
      Post-Effective Amendment Number 9 to Registration Statement on Form N-6 (File Numbers 333-198279 and 811-22093)


Commissioners:


The accompanying post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR system. The amendment includes the addition of one new optional rider, changes to an existing optional rider, growth cap updates on fixed indexed accounts, the addition of a new fixed indexed account, and pricing changes. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"). In that regard, the Registrant requests that this filing become effective May 1, 2019.


Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-6571.


Sincerely,


/s/ Alison J. Lehman


Alison J. Lehman
Associate Counsel


AJL:mab